Kala Pharmaceuticals, Inc.

100 Beaver Street, Suite 201

Waltham, MA 02453

July 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:  Kala Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-218936

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Kala Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-218936), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on July 19, 2017, or as soon thereafter as practicable.

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Very truly yours,

Kala Pharmaceuticals, Inc.

By:	/s/ Mark Iwicki
Name:	Mark Iwicki
Title:	Chief Executive Officer

[Signature Page to Request for Acceleration]